Enterra Energy Trust Announces Q2 2009 Financial and Operating Results

Calgary, Alberta – (Marketwire – August 14, 2009) Enterra Energy Trust (“Enterra”, “We”, “Our” or the “Trust”) announces its financial and operating results for the three and six months ended June 30, 2009.

“During the second quarter of 2009 we have continued to strengthen our balance sheet and also further reduced operational and overhead costs as we remained focused on living within our means”, commented Don Klapko, Enterra’s Chief Executive Officer.  “We also purchased additional production of approximately 270 boe per day in our existing Hunton development operation in Oklahoma together with higher working interest in future drilling in the area which will further improve the solid economics in the area for us.”

Q2 2009 Highlights

•	Net debt was decreased 30% to $36.8 million at June 30, 2009 from $52.4 million at December 31, 2008 and decreased 6% from $39.1 million at March 31, 2009.

•	Total bank debt decreased 18% to $78.3 million at June 30, 2009 from $95.5 million at December 31, 2008 and decreased 2% from $80.0 million at March 31, 2009.

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Production was essentially steady at 10,059 boe per day in Q2 2009 compared to 9,968 boe per day in Q1 2009.   Of the Q2 2009 production of 10,059 boe per day, 48 percent, or more than 4,800 bbl per day, was oil and NGL increasing over last year as a result of our new marketing contracts that recognize more value for the NGL in the production stream.

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On July 28, 2009, Enterra acquired additional working interest in certain wells in the Oklahoma area from joint venture partners, other than Petroflow Energy Ltd.  The acquired working interest produced approximately 270 boe per day upon acquisition.

The Trust’s complete unaudited consolidated financial statements, accompanying notes and MD&A for the quarter are available on Enterra's website at www.enterraenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Enterra will be hosting a conference call and webcast on Friday, August 14, 2009 at 9:00 a.m. MT (11:00 a.m. ET) to discuss the Trust’s Q2 2009 results.  To access the call, please dial 1-866-223-7781 or 416-340-8018 in Toronto.  A live audio webcast of the conference call will be available on the home page of Enterra’s website at www.enterraenergy.com.  A replay of the conference call will be available until 11:59 p.m. MT, August 21, 2009. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 4470187#.

	Three months ended June 30			Six months ended June 30			Year ended Dec. 31
Q2 2009 Financial and Operations Summary (in thousands except for volumes, percentages and per unit and boe amounts)	2009	2008	Change	2009	2008	Change	2008
FINANCIAL
Revenue before mark-to-market adjustment (1)	31,208	71,004	(56%)	73,097	131,319	(44%)	255,268
Funds from operations (1)	8,561	31,588	(73%)	26,476	55,844	(53%)	107,345
Per unit – basic ($)	0.14	0.51		0.43	0.91		1.74
Per unit – diluted ($)	0.14	0.51		0.43	0.91		1.70
Net income (loss)	(14,383)	(11,855)		(22,881)	(13,762)		7,061
Per unit – basic ($)	(0.23)	(0.19)		(0.37)	(0.22)		0.11
Per unit – diluted ($)	(0.23)	(0.19)		(0.37)	(0.22)		0.11
Total assets	508,588	572,738		508,588	572,738		587,018
Net debt (2)	36,784	78,822		36,784	78,822		52,389
Convertible debentures	114,315	112,529		114,315	112,529		113,420
Unitholders’ equity	259,595	216,456		259,595	216,456		294,416
SHARES AND UNITS OUTSTANDING
Weighted average units outstanding – basic (000s)	62,280	61,480		62,209	61,458		61,661
Weighted average units outstanding – diluted (000s)	62,280	61,480		62,209	61,458		63,012
Units outstanding at period end (000s)	62,525	61,552		62,525	61,552		62,159
OPERATIONS
Average daily production
Oil and NGL (bbls per day)	4,824	3,688	31%	4,519	3,855	17%	3,756
Gas (mcf per day)	31,407	38,465	(18%)	32,972	39,846	(17%)	39,162
Total (boe per day)	10,059	10,099	0%	10,014	10,496	5%	10,283
Exit production
Oil and NGL (bbls per day)	5,138	3,665	40%	5,138	3,665	40%	4,250
Gas (mcf per day)	29,232	37,269	(22%)	29,232	37,269	(22%)	33,321
Total (boe per day)	10,010	9,877	1%	10,010	9,877	1%	9,804
Average sales price
Oil and NGL ($ per bbl)	48.76	99.02	(51%)	48.80	88.26	(45%)	92.05
Gas ($ per mcf)	3.43	10.85	(68%)	5.56	9.57	(42%)	8.98
Cash flow netback (1) ($ per boe)
Revenue (3)	34.09	77.48	(56%)	40.33	68.74	(41%)	67.83
Royalties	5.92	18.72	(68%)	6.58	15.87	(59%)	15.50
Production expenses	12.19	12.87	(5%)	12.34	13.23	(7%)	14.80
Transportation expenses	0.78	1.15	(32%)	0.71	0.93	(24%)	0.66
Operating netback	15.20	44.74	(66%)	20.70	38.71	(47%)	36.87
General and administrative	3.61	5.12	(29%)	3.80	4.87	(22%)	4.21
Cash interest expense	2.24	4.84	(54%)	2.29	4.48	(49%)	4.04
Other cash costs	-	0.52	(100%)	-	0.13	(100%)	0.10
Cash flow netback	9.35	34.37	(73%)	14.61	29.23	(50%)	28.52

(1)	Revenues before mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures.
(2)	Net debt is a non-GAAP term and includes total bank debt, long-term receivables, current assets and current liabilities (excluding commodity contracts and future income taxes).
(3)	Price received excludes unrealized mark-to-market gain or loss.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols ENT.UN, ENT.DB, ENT.DB.A and Enterra’s trust units are listed on the New York Stock Exchange under the symbol ENT.  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 55 percent natural gas and 45 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Barrels of Oil Equivalent
Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com